

Albert Oehlen (b. 1954)

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After reviewing over 145 other examples, Masterworks privately secured the Painting from Oehlen's important "Computer Series" at an attractive price, offering it to investors for approximately 15% less than our internal sourcing valuation.

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Initial Offering Price

$1,665,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

14.4%

Sharpe Ratio (1994-2020)	watch video
Albert Oehlen	▲0.93
All Art	0.48
S&P 500	0.51

81% Progress

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WHY WE LIKE THIS PAINTING

MASTERWORKS

02:32

- The Painting is a large-scale example of Oehelen's signature mode of abstraction which the artist first began in 1988.
- The Painting belongs to a varied body of work Oehlen termed "post-non-representational painting," characterized by a shift to canvases begun after a period in Spain with fellow artist Martin Kippenberger.
- The Painting was included in a 2016 solo exhibition mounted at the Whitechapel Gallery in London. The show, titled "I Will Always Champion Good Painting," was the first comprehensive presentation of Oehlen's work in the United Kingdom and was co-organized with the Arnolfini Arts Centre in Bristol.
- Our acquisitions team has reviewed over 145 examples of work by Oehlen, many of which are priced in excess of $2 million. Of these 145 works, this is the ninth we have selected to be offered on the Masterworks platform.
- "Post-non-representational paintings" examples similar in composition and period to the Painting have achieved prices in excess of $2.1 million at auction, including: "Die Pfeifenden Von (The Whistlers of)" (2001), which sold for $2,701,201 aon July 2020, "Treppe" (2006), which sold for $2,180,000 in November 2019, and "Untitled" (2005), which sold for $2,303,841 in June 2019.
- In February 2022, Masterworks exited a different Albert Oehlen painting realizing a 36.2% annualized return to investors in the initial offering, net of all costs and fees. Please note, past performance is not indicative of future results.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$12,865,816	28

ALBERT OEHLEN

b. 1954, GERMANY

Oil, acrylic, enamel, and charcoal on canvas | 95 × 95 in. (241 × 241 cm.)

Albert Oehlen is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s.



$1,665,000

INITIAL OFFERING

14.4%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

21.1%

ANNUAL APPRECIATION OF RECORD PRICES[2]

The Painting exemplifies Albert Oehlen's unique practice, which employs abstract and figurative elements to both challenge and parody traditional art historical precedents. Executed in 2000, the Painting belongs to a varied body of work Oehlen termed "post-non-representational painting," characterized by a shift to canvases begun after a period in Spain with fellow artist Martin Kippenberger. These subsequent works purposefully isolate and present abstract and representational elements, often on a large-scale with layered, colorful palettes. The Painting features various graphic elements that converge alongside fields of bright color and gestural brushstrokes to create a Surrealist landscape. A Salvador Dalí-esque skeleton is visible in the foreground while an abstracted dog is placed atop a fluted column that dominates the composition. The juxtaposition of seemingly unrelated motifs seen in the Painting are meant to collapse the perceived difference between figurative and abstract art, and crystallize what curator and critic Iwona Blazwick describes as "breaking through the laws of a visual language censored by grammar and semantics." The Painting was included in a 2016 solo exhibition mounted at the Whitechapel Gallery in London titled "I Will Always Champion Good Painting," which was the first comprehensive presentation of Oehlen's work in the United Kingdom and was co-organized with the Arnolfini Arts Centre in Bristol. As of December 20, 2022, "post-non-representational paintings" examples similar in composition and period to the Painting have achieved prices in excess of $2.1 million at auction. These include: *Die Pfeifenden Von (The Whistlers of)* (2001), which sold for HKD 20,935,000 ($2,701,201) at Sotheby's, Hong Kong, on July 9, 2020, *Treppe* (2006), which sold for $2,180,000 at Sotheby's, New York, on November 15, 2019, and *Untitled* (2005), which sold for £1,815,000 ($2,303,841) at Sotheby's, London on June 26, 2019. The Painting's period, composition, and scale make it a commercial and desirable work by Albert Oehlen.

AS OF DECEMBER 20, 2022, ALBERT OEHLEN'S AUCTION RECORDS ARE LED BY *SELBSTPORTRAIT MIT LEEREN HÄNDEN (SELF-PORTRAIT WITH EMPTY HANDS)* (1998), WHICH SOLD FOR £5,949,950 ($7,552,473) AT SOTHEBY'S, LONDON ON JUNE 26, 2019, FOLLOWED BY *STIER MIT LOCH (BULL WITH HOLE)* (1986), WHICH SOLD FOR £3,608,750 ($4,695,130) AT CHRISTIE'S LONDON ON OCTOBER 3, 2018, AND *UNTITLED* (1989), WHICH SOLD FOR $4,335,000 AT CHRISTIE'S NEW YORK ON NOVEMBER 13, 2019.

Albert Oehlen has been featured in numerous solo exhibitions at prestigious contemporary institutions around the world, including the Serpentine Gallery in 2019, the Palazzo Grassi in Venice in 2018, the Guggenheim Bilbao in 2016, the Kunsthalle Zürich and the New Museum in New York in 2015, and at the Museum Moderner Kunst in Vienna in 2013. From 2000 to 2009, Oehlen was a professor of painting at the Kunstakademie Düsseldorf. Works by the artist are also included in the important permanent collections of the Museum of Modern Art in New York, the Museum of Contemporary Art and The Broad in Los Angeles, among others. As of December 20, 2022, Albert Oehlen's top ten auction records have all been set since January 1, 2018, which is a testament to Oehlen's robust price growth in recent years. As of December 20, 2022, Albert Oehlen's auction records are led by *Selbstportrait mit Leeren Händen (Self-Portrait with Empty Hands)* (1998), which sold for £5,949,950 ($7,552,473) at Sotheby's, London on June 26, 2019, followed by *Stier mit loch (Bull with Hole)* (1986), which sold for £3,608,750 ($4,695,130) at Christie's London on October 3, 2018, and *Untitled* (1989), which sold for $4,335,000 at Christie's New York on November 13, 2019.

AUCTION RESULTS FOR SIMILAR WORKS[3,4]


$3.0M
$2.3M
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$0.8M
2006
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Albert Oehlen (b. 1954, Krefeld, Germany) is recognized as a pioneer of contemporary abstraction and has been considered a leading German artist since the 1980s. Along with his younger brother Markus, who also became an artist in his own right, Albert Oehlen was raised primarily by his father, a graphic designer, after their mother passed away when the artist was only four. After a brief relocation to Berlin in 1977, Oehlen studied at the Hochschule für Bildende Kunst (College of Fine Arts) in Hamburg from 1978 to 1980, under Sigmar Polke and Jörg Immendorff. Though only thirteen years Oehlen's senior, Polke belonged to the previous generation of German artists (which included Gerhard Richter) whose particular conceptualism, minimalist and avant-garde aesthetics Oehlen and his fellow associates of the "Junge Wilde" would eventually reject. Translated to English as 'Young Wild Ones,' "Junge Wilde" is a term that loosely describes the German Neo-Expressionist artistic movement of the 1980s closely associated with the artist and his classmate, occasional collaborator and intimate friend, Martin Kippenberger. Artists involved with the movement developed markedly different styles, characterized by their bold brushwork and singular visual language. The 1980s were a formative decade for Albert Oehlen, in which he rose to international prominence; in 1981, Galerie Max Hetzler hosted the artist's first solo exhibition. Since then, Galerie Max Hetzler has organized over twenty solo exhibitions of the artist's work and as of December 20, 2022, continues to represent the artist in Europe. Oehlen's important role in the broader dialogue of contemporary art was solidified, in part, when mega-dealer Gagosian Gallery became another representative of the artist in 2011.





ALBERT OEHLEN



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for a particular artwork. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Albert Oehlen have a record price compound annual growth rate ("CAGR") of 21.1% from March 8, 1990 to September 30, 2022. March 8, 1990 is the earliest date that a painting by the artist was sold at public auction according to publicly available data and September 30, 2022 is the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

4. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Albert Oehlen with the following criteria: canvas paintings executed 1998 to present, that measure 60 inches by 60 inches to 130 inches by 130 inches and excluding, to the best of our ability to determine, examples with text, mirror paintings, works employing grisaille palettes, examples with inkjet and/or silkscreen elements, and works with paper collage elements. "Solo Von Trompete" (2002) was excluded from the set due to its atypical, less overall expressionistic, execution. The set of similar works includes one painting currently held in the Masterworks portfolio, Masterworks 052, LLC, an affiliate of the Company, purchased at Christie's, New York, 21st Century Evening Sale, held on May 11, 2021 for $1,800,000. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 14.4% CAGR implied from selected sales occurring from September 13, 2006 to May 11, 2021.

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